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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC File Number 0-22532 CUSIP Number 903849 10 7
NOTIFICATION OF LATE FILING
(Check one):
☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-QSB	☐ Form N-SAR

For Period Ended: January 31, 2004

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—Registrant Information

Full Name of Registrant:        ULTIMATE ELECTRONICS, INC.

Address of Principal Executive Office (Street and Number):

  321 West 84th Avenue, Suite A

City, State and Zip Code:

  Thornton, Colorado 80260

PART II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—Narrative

State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Company was unable to complete the audit of its financial statements within the time required.

PART IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification.
	(Name)	(Area Code)	(Telephone No.)
	Laura Gill	(303)	892-7333
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).
	☒ Yes	☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☒ Yes	☐ No
If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.*

During the fiscal year ended January 31, 2003, the Company had income from operations of $10.4 million and net income of $4.7 million. During the fiscal year ended January 31, 2004, the Company had a loss from operations of $25.2 million and a net loss of $16.0 million. The Company expects to file its Form 10-K on April 16, 2004.
Ultimate Electronics, Inc. (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
	Date: April 15, 2004		By:	/s/ ALAN E. KESSOCK
			Name:	Alan E. Kessock
			Title:	Senior Vice President—Finance, Chief Financial Officer, Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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  PART I—Registrant Information
  PART II—Rules 12b-25(b) and (c)
  PART III—Narrative
  PART IV—Other Information